Delisting Determination,The Nasdaq Stock Market, LLC, February 26, 2007, Transgenomic, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Transgenomic, Inc. (the Company), effective at the opening of the trading session on March 8, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange based on the following Marketplace Rule:
4450(a)(5). The Company was notified of the Staffs determination on February 13, 2007. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on February 22, 2007.